Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JBIC in connection with the issuance and sale of the Securities are estimated as follows (yen amounts have been translated into U.S. dollar amounts using the exchange rate of JPY 99.52 = US$ 1.00, the spot buying rate quoted on the Tokyo Foreign Exchange on July 24, 2013, as reported by The Bank of Japan at 5:00 p.m., Tokyo time):

Securities and Exchange Commission registration fee	$35,370
Fiscal Agent’s fee, including printing and engraving the Securities	126,000
Printing expenses	37,500
Legal fees and expenses	40,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	280,000

Total	$518,870